Rule 24b-2

File Nos. 2-10653 and 811-82

Kiplinger’s Personal Finance

Copyright 2008 Kiplinger Washington Editors, Inc.

All Rights Reserved

January 2008

Heebner’s World View

The manger of CGM Focus fund shares his outlook for 2008.

By Andrew Tanzer, Senior Associate Editor

Ken Heebner played the market like a fiddle in 2007. His CGM Focus fund gained nearly 70% to November 12 (when the January issue went to print), crushing the S&P 500 by 65 percentage points. As of December 17, the fund was up 66%. We visited Heebner at his office, high above Boston Harbor, to get his take on the current environment.

Although the U.S. housing market is mired in a depression, says Heebner, he thinks the economy will still escape recession in 2008. “It really takes a sledgehammer blow to turn this economy down, and I don’t think the housing market itself is that blow,” he says.

Heebner thinks it’s important to view investing globally: “You have to look at the entire world. Up until the past year or two, the U.S. consumer was the driver of the global economy.” That is no longer the case. “The portfolio remains focused on the beneficiaries of strong global growth,” Heebner adds.

His favorite sectors -- energy, industrial raw materials, infrastructure builders and agribusiness -- satisfy the voracious appetites of fast-growing emerging markets. For instance, he recently had 30% of his fund’s assets in oil-production and oil-services companies. “As people go from bicycles to motorcycles to cars, there is a big increase in fuel consumption,” he says.

Heebner is bullish on Petrobras, an oil giant half-owned by the Brazilian government. He reckons that Petrobras will be able to raise production significantly over the next five years, based on deep-water offshore discoveries. It announced recently that one of its deep-water sites may contain up to eight billion barrels of oil and natural-gas equivalents. Heebner also likes oil-services outfits, such as Baker Hughes and Schlumberger, that are able to sell globally to national oil companies, such as Saudi Aramco. “The oil-services company has really replaced the international oil company as the Western face of oil production,” he says.

Heebner also minted money in fertilizer stocks, including Potash Corp. of Saskatchewan and the Mosaic Co., foreseeing that the U.S. ethanol program and surging con sumption of animal protein in developing countries would raise the demand for grain.

The following information is provided by CGM Focus Fund

This article is being furnished by CGM Focus Fund and is authorized for distribution to prospective Fund investors when it has been preceded or accompanied by a copy of the Fund’s current prospectus. It is neither an offer to sell nor a solicitation of an offer to buy any security or any other fund described in the article.

The average annual total returns of CGM Focus Fund for the one-, three-, five-year and ten-year periods ended December 31, 2007 are 80.0%, 37.4%, 37.1% and 26.1%, respectively. The Fund’s advisor absorbed a portion of management fees and expenses from inception through December 31, 2001. Otherwise, the total return for the ten-year period would be lower.

Current performance may be higher or lower. This information represents past performance which is no guarantee of future results. Call 1-800-345-4048 for current performance information through the most recent month-end.

The investment return and principal value of your shares will fluctuate, so that your shares, when you redeem them, may be worth more or less than you originally paid for them.

The composition of the CGM Focus Fund can change dramatically from time to time and there can be no assurance the securities mentioned in this article may presently or at any time in the future be included in the portfolio.

For additional copies of the CGM Focus Fund prospectus, please call or write CGM Funds at the address below.

The CGM Funds

P.O. Box 449

Boston, MA 02117

1-800-345-4048

Rule 24b-2

File Nos. 2-10653 and 811-82

Copyright 2008 Investor’s Business Daily, Inc.

All Rights Reserved

Investor’s Business Daily

January 2, 2008 Wednesday

Heebner Hammered Big Gains Out Of ‘07

Tapped World Growth; CGM Focus Fund’s manager made big bets; short-selling helped

BY PAUL KATZEFF

Ken Heebner trampled the Street’s conventional wisdom in 2007.

Broad diversification? Nope.

All long, all the time? Not last year.

Tinkering with sector weights like most fund managers? Not likely with Heebner’s big bets.

His $4.9 billion CGM Focus Fund soared 82% through Dec. 28. That easily topped all U.S. diversified stock funds. The second best fund trailed by 35 percentage points.

His outperformance was due largely to bloodhoundlike tenacity in sniffing out a stock’s catalyst.

“The key is that I look for situations where a stock is acting better than you can explain based on information presented to me at first,” Heebner said.

Late in 2007 he already owned a stake in Petrobras when he was studying a report about exploration off Brazil’s shore. Heebner spotted a potentially oil-bearing structure in which Hess had a 40% interest. That triggered a recent buy.

“I started 30 years ago as an oil analyst,” Heebner said. “I can look at a geologic presentation and know what it means. This presentation showed me why Hess was trading stronger than similar independent E&P companies. So I acted.”

Heebner is hard-nosed when vetting stocks. He looks for factual reasons, not sentimental ones, to justify buys. That’s how he checked out Russian wireless firm VimpelCom.

“I realize (Russian president) Vladimir Putin has autocratic inclinations,” Heebner said. “You can view that as an investment risk. Businessmen not on his good side have a problem. But the oligarch behind Vimpel is one of those who are on good terms with Putin. I checked very hard to determine that. That means this company has better prospects, given the controlled Russian business environment.”

His 2007 success was also due to a highly self-reliant approach.

In contrast to huge neighbors in the Boston fund industry like Fidelity, MFS and Putnam, with their armies of managers and analysts, Heebner works largely on his own.

“I’m the sole investment decision maker here,” he said. “Admittedly, if more people were involved, I’d have a broader scope contributing to decisions. But I don’t want to dilute my own opinions.”

He does have colleagues funneling information to him about prospective buys and sells.

Focus outperformed on the strength of several types of big bets: on global infrastructure buildout, on energy and on stocks helped by rising living standards in emerging markets like China.

Heebner also avoids diluting his best ideas. True to its name, Focus is a focused portfolio. The fund was long in only 23 stocks as of Sept. 30. That meant gains in individual names had a big impact on overall fund performance.

Strategic Shorts

Heebner did what few other diversified fund managers do. He scored gains, shorting some subprime hamstrung financials.

Among his long holdings, Heebner lauds contributions from specific names. “We had three stocks up well over 100%,” he said from his Boston office. “Two are fertilizer companies: Mosaic and Potash. Another was Petrobras. We also got a big contribution from Vale, the iron ore producer. And VimpelCom, the Russian wireless firm, was big.”

In fact, Mosaic soared like the fairy tale beanstalk, climbing 349% for the year through Dec. 28. Potash rocketed 201%. Petrobras, nickname for Petroleo Brasileiro, geysered 128%. Vale -- which shortened its name on Nov. 29 -- mined a 124% return. Vimpel soared 169%.

“Countries outside the U.S. will grow faster than the U.S. for a while,” Heebner said. “That’s why we’re in companies like Vimpel and Mobile TeleSystems.” Mobile is another Russian wireless firm. Rising disposable income translates into wider use of cell phones.

Heebner’s dazzling performance was no flash in the pan.

His performance in every time period tracked by Morningstar was in the top 1% of all funds in Focus’ large-cap blend category. In fact, his was the No. 1 fund in almost every period. His 24.81% average annual gain over the decade ended Nov. 30 was tops in that span -- among all U.S. stock funds, in fact.

The price for that outperformance is periodic volatility. Its worst recent quarterly showings: a 21.34% loss in Q3 2002 vs. a 13.40% setback for the S&P 500, and a 15.33% loss in Q3 2001 vs. a 14.68% loss for the bogey.

Still, Heebner showed he could outperform in 2007 with various strategies. His $628 million CGM Mutual, a large-cap portfolio that does not short, gained 39.58%. The fund generally puts 25% of its assets into fixed income.

Capital Development, a midcap growth fund, gained 29.99%. And his Realty Fund gained 34.25%.

Focus’ most distinctive step in 2007 was shorting, which involves bets that stocks will fall in value. And the fund racked up big gains by shorting stocks that were hurt by the subprime lending mess.

It sold short Countrywide Financial in at least the first three quarters of the year. The fund does not disclose prices at which it borrows stocks for later resale. But during 2007, the stock lost 79% in value.

The fund shorted Sears Holdings in the third quarter. In that period alone, Sears fell 25%.

The fund shorted IndyMac Bancorp and Firstfed Financial in Q1 and Q2. It went short on BankUnited Financial in Q1.

Amazing Amazon

One short that didn’t work was Amazon.com. Focus sold it short in Q1. The stock rose 0.83% in the period.

Heebner’s long bets on infrastructure buildout took many forms. One was on companies that produce raw materials. Those included Vale, the giant Brazilian miner of iron ore and other metals. Another was Rio Tinto. A third: Freeport-McMoRan Copper & Gold.

Heebner also put Focus’ assets to work in South Korean steel maker Posco. He sold it in Q4. “But I own other steel companies,” he said.

And during 2007 he invested in companies that build. Engineering and construction company Foster Wheeler skyscrapered 183% in 2007. McDermott International built a high-rise gain of 134%.

Focus’ fertilizer stocks benefited from multiple factors. One was rising living standards in emerging markets. That juices demand for better foods. Another factor was demand for ethanol from corn. That’s driven by rising energy prices.

Heebner also eked out a small gain on Research In Motion.

The fund also gained from energy. It held oil producers like China’s CNOOC. Domestic names included drilling gear and services firm National Oilwell Varco. The fund also owned services giant Schlumberger.

The following information is provided by CGM Focus Fund

This article is being furnished by CGM Focus Fund and is authorized for distribution to prospective Fund investors when it has been preceded or accompanied by a copy of the Fund’s current prospectus. It is neither an offer to sell nor a solicitation of an offer to buy any security or any other fund described in the article.

The average annual total returns of CGM Focus Fund for the one-, five-year and ten-year periods ended December 31, 2007 are 80.0%, 37.1% and 26.1%, respectively. The Fund’s advisor absorbed a portion of management fees and expenses from inception through December 31, 2001. Otherwise, the total return for the ten-year period would be lower.

The average annual total returns of CGM Realty Fund for the one-, five- and ten-year periods ended December 31, 2007 are 34.4%, 41.5%, and 20.5%, respectively.

The average annual total returns of CGM Mutual Fund for the one-, five- and ten-year periods ended December 31, 2007 are 38.5%, 21.0%, and 8.2%, respectively. The Fund’s advisor absorbed a portion of management fees and expenses from July 1, 2003 through June 30, 2004. Otherwise the total return for the five- and ten-year periods would be lower.

The average annual total returns of CGM Capital Development Fund for the one-, five- and ten-year periods ended December 31, 2007 are 28.3%, 25.6%, and 7.9%, respectively. CGM Capital Development Fund is closed to new investors.

Current performance may be higher or lower. The investment return and principal value of your shares will fluctuate, so that your shares, when you redeem them, may be worth more or less than you originally paid for them. This information represents past performance which is no guarantee of future results. Call 1-800-345-4048 for current performance information through the most recent month-end.

The composition of the CGM Focus Fund can change dramatically from time to time and there can be no assurance the securities mentioned in this article may presently or at any time in the future be included in the portfolio.

For additional copies of the CGM Focus Fund prospectus or for a prospectus of any other CGM Fund, please call or write CGM Funds at the address below.

The CGM Funds

P.O. Box 449

Boston, MA 02117

1-800-345-4048